SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2007 MAY -2 A 11: 19

30 April 2007

Securities and Exchange Comr[redacted]
Office of International Corpor
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07023154

BY COURIER

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 27 April 2007 as published in the South China Morning Post in Hong Kong on 30 April 2007 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

PROCESSED
MAY 04 2007
THOMSON
FINANCIAL

c.c. J P Morgan
- Mr Bric Luk

dw 5/3

E:\cherry\CWTC-Listco\Fin Results\1Q 2007\Despatch\ltr to SEC.doc

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY AN ASSOCIATE – CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FIRST QUARTER ENDED 31 MARCH 2007. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED ASSOCIATE WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO CHINA SECURITIES REGULATORY COMMISSION'S STANDARDS FOR CONTENTS AND FORMATS OF INFORMATION DISCLOSURE FOR COMPANIES PUBLICLY ISSUING SECURITIES NO. 13 - SPECIAL REQUIREMENTS FOR CONTENTS AND FORMATS OF QUARTERLY REPORT (2007 AMENDMENTS) AND THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE (2006 AMENDMENTS).

SUMMARY

On 27 April 2007, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the first quarter ended 31 March 2007 which will be published in the newspapers in PRC on 28 April 2007. The unaudited financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" of PRC. The unaudited Profit and Loss Account of CWTC Listco on a consolidated and company basis is provided below.

On 27 April 2007, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the first quarter ended 31 March 2007 which will be published in the newspapers in PRC on 28 April 2007. The unaudited Profit and Loss Account of CWTC Listco on a consolidated and company basis is provided below. Certain comparative figures have been reclassified to conform with the current year's presentation.

CHINA WORLD TRADE CENTER COMPANY LIMITED
UNAUDITED PROFIT AND LOSS ACCOUNT FOR THE FIRST QUARTER ENDED 31 MARCH 2007

	Consolidated		Company	
	For the first quarter ended 31 March			
	2007	2006	2007	2006
	RMB	*RMB*	*RMB*	*RMB*
Operating Revenue	212,753,002	206,914,889	202,854,521	198,466,698
Less: Cost of sales	(80,469,484)	(73,411,584)	(74,434,476)	(68,422,577)
Business tax & surcharge	(10,907,097)	(10,606,625)	(10,269,953)	(10,094,731)
Selling expenses	(241,906)	(744,607)	(230,516)	(739,807)
Administrative expenses	(13,555,652)	(13,298,011)	(13,570,231)	(13,039,421)
Financial expenses	(5,376,250)	(18,754,213)	(5,411,629)	(18,798,700)
Loss on diminution in asset value	–	–	–	–
Add: Gains on changes in fair value				
Gains on investment	288,221	149,797	288,221	1,757,739
of which: gains on investment derived from associates & joint venture companies	288,221	149,797	288,221	149,797
Operating Profit	**102,490,834**	**90,249,646**	**99,225,937**	**89,129,201**
Add: Non-operating income	151,305	258,770	151,305	258,770
Less: Non-operating expenses	(30,387)	(160,505)	(30,387)	(160,505)
of which: losses on disposal of non-current assets	(30,387)	(160,505)	(30,387)	(160,505)
Total Profit	**102,611,752**	**90,347,911**	**99,346,855**	**89,227,466**
Less: Income tax	(33,966,765)	(29,900,826)	(32,689,349)	(28,865,010)
Net Profit	**68,644,987**	**60,447,085**	**66,657,506**	**60,362,456**
Net profit attributable to CWTC Listco's shareholders	68,545,613	60,362,456	66,657,506	60,362,456
Net profit attributable to the minority interests	99,374	84,629	–	–
Earnings per Share				
Basic earnings per share	0.07	0.08	0.07	0.08
Diluted earnings per share	0.07	0.08	0.07	0.08

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF APPROXIMATELY 40.07%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 50% SHARE OF THE 2007 CONSOLIDATED RESULTS OF CWTC HOLDCO (WHICH WILL ACCOUNT FOR ITS SHARE OF RESULTS IN CWTC LISTCO) IN SA'S 2007 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 27 April 2007

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels and Mr. Wong Kai Man as Independent Non-Executive Directors.

* *for identification purposes only*

END